

March 13, 2014

Via E-mail
John Kirby Bray
Chief Financial Officer
NewStar Financial, Inc.
500 Boylston Street, Suite 1250
Boston, MA 02116

   Re: NewStar Financial, Inc.
           Form 10-K for the fiscal year ended December 31, 2012
           Filed March 1, 2013
           Form 10-Q for quarterly period ended September 30, 2013
           Filed November 6, 2013
           File No. 001-33211

Dear Mr. Bray:

   We have reviewed your supplemental response and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances please tell us why in your response.

   After reviewing the information you provide in response to this comment we may have additional comments.

Form 10-Q for the quarterly period ended September 30, 2013
Financial Statements (Unaudited)
Notes to Condensed Consolidated Financial Statements
Note 10. Consolidated Variable Interest Entity, page 29

1. We note your response to comment 1 in your letter dated March 10, 2014 and, in particular, your determination that the loans held in the Arlington Fund are classified and accounted for as held for investment. In order for us to better understand your accounting for these loans, please:

   (a) Explain in more detail, the structure of the two-step warehouse to CLO financing arrangement. Specifically, identify the entities that own the loan from origination to the final securitization and indicate which of these entities are or would be consolidated based on your current expectations.

(b) Explain how you determined that you had the intent and ability to hold these loans for the foreseeable future or until maturity. Specifically, tell us how you define "foreseeable future." Refer to ASC 310-10-35-47.

(c) Tell us how you considered whether you should classify the loans as held for sale and report them at the lower of cost or fair value. Refer to ASC 310-10-35-48.

(d) Tell us how your December 31, 2013 financial statements would have been impacted had you accounted for these loans as held for sale upon origination. Additionally, provide us with a materiality analysis addressing all the key quantitative and qualitative considerations. Refer to SAB 99.

You may contact Benjamin Phippen, Staff Accountant, at (202) 551-3697 or me at (202) 551-3437 if you have questions.

Sincerely,

/s/ Mike Volley

Mike Volley
Staff Accountant